Stina Resources

82-2062

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component th[redacted]tal amount for a material clas[...] financial statements. [...]assification may be grouped t[...]neous" or "other" in the cost b[...]s" should not exceed 30% [...]on.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
(b) number and recorded value for shares issued and outstanding,
(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

3/15

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.	Dec. 31, 2004	04/02/27

ISSUER ADDRESS		
Ste 13 - 465 King St. East		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Toronto, ON M5A 1L6	(416) 368-2635	(416) 368-2271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President	(416) 368-2271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	Sidney Mann	

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND SEPTEMBER 30, 2003

ASSETS

	December 31 2003	September 30, 2003
CURRENT ASSETS		
Cash	$ 68,735	$ 44
Accounts receivable	4,462	6,484
Due from related parties (Note 8)	3,049	2,124
Inventories (Note 3)	6,575	7,100
	82,821	15,752
CAPITAL ASSETS (Note 4)	1,066	1,122
OTHER		
Incorporation costs	804	804
	$ 84,691	$ 17,678

LIABILITIES

	December 31 2003	September 30, 2003
CURRENT LIABILITIES		
Accounts payable	$ 65,170	$ 63,183
Due to related parties (Note 7)	26,332	16,924
	91,502	80,107
SHARE SUBSCRIPTION	68,750	-

SHAREHOLDERS' EQUITY

	December 31 2003	September 30, 2003
SHARE CAPITAL (Note 5)	2,407,404	2,407,404
DEFICIT	(2,482,965)	(2,469,833)
	(75,561)	(62,429)
	$ 84,691	$ 17,678

Approved on behalf of the Board

"Edward Gresko", Director

"Sidney Mann", Director

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
SALES	$ 27,632	$ 58,329
COST OF GOODS SOLD (Schedule 1)	4,368	16,224
GROSS PROFIT	23,264	42,105
EXPENSES		
Northern Sea's Expenses (Schedule 2)	25,673	23,104
Administration Expenses (Schedule 3)	10,723	14,385
	36,396	37,489
NET PROFIT (LOSS) FOR THE PERIOD	$ (13,132)	$ 4,616
DEFICIT, at beginning of period	2,469,833	2,401,918
DEFICIT, at end of period	$ 2,482,965	$ 2,397,302
PROFIT (LOSS) PER SHARE	(0.002)	0.0007

UNAUDITED
Prepared by Management

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net profit (loss)	$	(13,132)	$	4,616
Add non-cash items:				
Amortization		56		70
		(13,076)		4,686
Net changes in other non-cash operating accounts				
Accounts receivable		2,022		(11,556)
Inventories		525		(1,413)
Accounts payable		1,987		10,784
		(8,542)		2,501
FINANCING ACTIVITIES				
Share subscription		68,750		-
Due to related party		8,483		1,383
		77,233		1,383
INCREASE (DECREASE) IN CASH		68,691		3,884
CASH, beginning of period		44		(1,249)
CASH, end of period	$	68,735	$	2,635

UNAUDITED
Prepared by Management

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPENING INVENTORY	$ 7,100	$ 11,446
ADD:		
Purchases	-	12,203
Packaging and testing	3,843	5,153
Duty, freight and brokerage	-	281
	3,843	17,637
	10,943	29,083
LESS ENDING INVENTORY	(6,575)	(12,859)
COSTS OF GOODS SOLD	$ 4,368	$ 16,224

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
SALES	$ 27,632	$ 58,329
COST OF SALES	4,368	16,224
	23,264	42,105
ADMINISTRATIVE EXPENSES		
Accounting	59	849
Advertising and promotion	64	696
Office	682	742
Product and market development	7,400	-
Rent	4,816	3,947
Shipping	1,980	2,265
Telephone	1,351	1,874
Wages, commissions, and contract services	9,321	12,731
	(25,673)	(23,104)
OPERATING PROFIT (LOSS)	$ (2,409)	$ 19,001

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Accounting, audit and legal	$	-	$	834
Amortization		56		70
Bank charges and interest		92		42
Consulting		10,100		13,435
Office and sundry		-		-
Regulatory fees		-		-
Transfer agent		710		480
Loss (Gain)on exchange		(235)		(476)
		10,723		14,385
	$	10,723	$	14,385

UNAUDITED
Prepared by Management

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2003.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the three months ended December 31, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2004.

2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $8,681. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

The subsidiary is involved in the processing and storage of raw materials. All intercompany transfers of materials and finished goods occur at cost.

b) Capital Assets

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

The carrying value of all capital assets are reviewed for impairment annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

3. INVENTORIES

	2003	2002
Inventories consist of:		
Raw materials	1,010	3,892
Finished goods	5,565	8,967
	6,574	12,859

4. CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,662	517	647
Laboratory equipment	4,270	3,721	549	685
	7,449	6,383	1,066	1,332

5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance	7,319,967	2,407,404	6,819,967	2,347,404

b) Shares in escrow

750,000 shares (2002- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
380,000	0.10	August 2, 2004
500,000	0.16	May 16, 2005*
880,000		

*shares issued upon exercise of the warrants are subject to a one year hold period expiring May 16, 2004

d) Private placement

The Company has entered into a non-brokered private placement of 350,000 common shares at $0.25 per share.

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $2,440 (2003 - $2,100) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director of the Company (2003 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $8,000 (2003 - $11,800) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	2003 $	2002 $
Due from related parties:		
Officer	-	-
Company under common management	3,049	-
	3,049	-
Due to related parties:		
Company controlled by a director	-	-
Company controlled by an officer	15,470	9,172
	26,332	9,172

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

8. SUBSEQUENT EVENTS

Subsequent to the quarter end, the Company completed the non-brokered private placement of 350,000 common shares at $0.25 per share.

The company also appointed Robert Cuffney of Reno, NV to the Board of Directors. Mr. Cuffney brings additional expertise in the mineral exploration industry to the company.

9. COMPARATIVE FIGURES

Certain of the 2002 figures have been reclassifed to conform with current presentation.

STINA RESOURCES LTD.

QUARTER ENDED DECEMBER 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3)

2. See Financial Statements (Note 6)

3. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

4. a) See Financial Statements (Note 5)

   b) See Financial Statements (Note 5)

   c) See Financial Statements (Note 5)

   d) 750,000 shares held in escrow

5. List of Directors

   Mr. Edward Gresko
   Mr. Sidney Mann
   Mr. Charles Smith

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **December 31, 2003**

DATE OF REPORT: **February 26, 2004**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**<EDWARD GRESKO>**	**04/02/26**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**<SYDNEY MANN>**	**04/02/26**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
QUARTERLY REPORT

December 31, 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6 & 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED DECEMBER 31, 2003;

   None

   b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED DECEMBER 31;

   None

4. a) (see 4.(d) below)

   b) (see 4.(d) below)

   c) 880,000 share purchase warrants were outstanding as of December 31, 2003. 380,000 share purchase warrants entitle the holder to acquire a common share at $0.12 per share up to August 2, 2004. 500,000 share purchase warrants entitle the holder to acquire a common share at $0.16 per share up to May 16, 2005. Shares issued upon exercise of the warrants are subject to a one year hold period.

   d) 100,000,000 common shares without par value are authorized, of which 7,319,967 were issued and outstanding at December 31, 2003. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of December 31, 2003
   Mr. Edward Gresko, President/ Director
   Mr. Sidney Mann, Treasurer/ Director
   Mr. George Weinstein, Director
   Mr. Jim Wall, Secretary

STINA RESOURCES LTD.
QUARTERLY REPORT

DECEMBER 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending December 31, 2003, with the directors of the company, and amongst themselves respectively.

   Description of Business
   Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Operations
The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including direct sales and over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since

inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company include securing a 3-5% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company to date have decreased by 53% comparatively to the same period in 2003 (quarter 1). This decrease is mainly due to a substantial one-time sale of bulk shark cartilage in the comparative period of 2002. It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. During the previous year additional financings have raised a total of $60,000 for working capital. In the subsequent period an additional $87,500 was raised for working capital.

The company is exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry. Initial studies are being conducted on a preliminary level to assess the viability of acquiring certain resource properties in Nevada and/ or California for the purpose of further exploration and development. The company has paid to a geological consultant an advance for a report detailing these initial studies, in addition to conducting initial discussions with an unrelated third-party regarding the possible acquisition of respective mineral claim rights if the company chooses to proceed.
(See subsequent events)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

b) See subsequent events (below)

c) See financial statements (Note 4)

d) See financial statements (Note 4)

e) See financial statements (Note 6 & 7)

f) No material contracts or commitments have been entered into as of December 30, 2003.

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6& 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) Not applicable

o) No special resolutions have been passed by the company directors during the quarter ending December 31, 2003.

4. Subsequent Events

The company, in recognition that over the course of several years Northern Seas has experienced decreasing product sales in a changing industry, is exploring other business opportunities, particularly resource-based. Northern Seas has provided some working capital to maintain basic business operations for Stina Resources Ltd., but a greater scope for the future stability of the company is required. It is recognized that a move away from the health food industry may be required to raise further capital and solidify the company's financial position and future solvency.

Initial investigation of these avenues is underway on a preliminary basis. In the first quarter (ending December 31, 2002) the company advanced $2,672 to the Grupo Moje in Ontario for a geological report on the Zeibright Property in the Placer and Nevada Counties, California. The report, examining the potential for recoverable ore, is now expected to be completed in early March 2004. If the company recognizes a mineral opportunity, plans will be made to conduct a more comprehensive study of this property and an adjacent property. At that point, the company would begin to outline a work expenditures plan for acquisition of rights and development over the next several years. Initial discussions have been held with an unrelated third-party, Steep Hollow Holdings of Nevada, regarding the possibility of acquiring mineral rights claims on these and adjacent properties.
Should the company decide not to proceed with further exploration of this opportunity, it intends to continue to seek other resource-based opportunities in light of the increasing interest in this industry.

In January, 2004 the company completed a non-brokered private placement for 350,000 common shares, each with a four month hold period and no warrant, raising an additional $87,500 for working capital.

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. <u>Liquidity & Solvency</u>
   The Company has experienced an operating loss of $2,409 for the year ending December 31, 2003, compared with a gain of $19,001 for the year ending December 31, 2002. This decrease is mainly as a result of a 53% decrease in sales comparatively between the two periods (see above – Operations). The company experienced a working capital deficiency of $8,681 as of December 31, 2003 compared with $64,355 at December 31, 2002. The substantial decrease in working capital deficiency is mainly as a result of a working capital cash injection from a non-brokered private placement which was underway in December 2004 (see subsequent events below). Sales are expected to remain relatively consistent for the next year, but decreased by 53% over the past year for the same period ending December 31, 2003. (see above – Operations) Cost of Goods Sold have decreased by approximately 12% comparatively to the same period in 2002, and stood at 16% of sales for the period ending December 31, 2003. This partly due to a decrease in sales of products with a relatively higher gross margin, in addition to a markdown of raw materials at the year end September 30, 2003. Administrative expenses decreased by 25% over the same period ending December 31, 2002, mainly due to a reduction in accounting, audit and legal fees, and consulting fees.

   In particular Accounting, Audit and Legal Fees Expenses decreased by $834 the same period ending December 31, 2002. Transfer Agent Fees expenses have increased by $230 over the same period ending December 31, 2002, while consulting fees decreased by $3,335 over the same period ending December 31, 2002.

   The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.